EXHIBIT 99.1

Liminal BioSciences Reports Third Quarter 2021 Financial Results

•	Closing of the Sale of a Rare Pediatric Disease Priority Review Voucher for gross proceeds of USD105M
•	Closing of the Sale of the Remaining Plasma-Derived Therapeutics Business to Kedrion S.p.A
•	Completion of the Clinical Phase of the Phase 1 Multi-Ascending Dose Clinical Trial in Fezagepras

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – November 15, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today reported its financial results for the third quarter ended September 30, 2021.

“In addition to adding a significant sum of cash to our balance sheet this quarter, we have also removed significant costs from our operations due to the divestment of our remaining plasma-derived therapeutics business,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We now look forward to focusing all of our efforts and resources on our small molecules R&D strategy and the review of the complete data from the fezagepras Phase 1 multi-ascending dose clinical trial, and expect to complete our evaluation by the end of the fourth quarter 2021.”

For a more complete description of the Prometic Biotherapeutics Inc. (“PBT”) divestment, please see the Company's reports filed with the U.S. Securities and Exchange Commission (www.sec.gov) and with the Canadian Securities Administrators (www.sedar.com).

Key Corporate and R&D Priorities

Liminal BioSciences continues to take precautionary measures in response to the ongoing COVID-19 pandemic to protect the health of its employees and their families, patients,

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subjects involved in Phase 1 clinical trials and local communities. The Company has had only limited disruptions to its business operations related to the COVID-19 pandemic and provides the following update:

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The Company has completed the clinical phase of its Phase 1 multi-ascending dose (“MAD”) clinical trial and is in the process of evaluating the complete pharmacokinetic (“PK”) data set from the Phase 1 MAD clinical trial and expects to complete this analysis before the end of the fourth quarter of 2021. The Company anticipates updating the market on any further development plans for fezagepras during the first quarter of 2022.

Select Third Quarter 2021 Financial Results

The Company has presented the current and comparative period results of its former plasma-derived therapeutics segment as discontinued operations as a result of its divestment of this business. All figures presented in this section are in Canadian dollars unless otherwise specified.

•	Cash was $116.7 million at September 30, 2021 while the Company’s working capital, i.e., the current assets net of current liabilities, was $113.3 million at September 30, 2021.
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Research and development (R&D) expenses from continuing operations were $5.0 million for the third quarter of 2021 compared to $3.3 million for the third quarter of 2020. The increased cost is associated with the Phase 1 MAD clinical trial for fezagepras that started in December 2020, as well as other increases in preclinical and amortization costs with a decrease in government grants. These increases were partially offset by a decrease in share-based payment expense of $0.5 million.

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Administration expenses from continuing operations were $9.4 million for the third quarter of 2021 compared to $7.5 million for the third quarter of 2020. The increase is due to higher directors and officers insurance expense, bonus and termination benefit costs and a reduction in government grants. These increases were partially offset by a decrease in consulting fees.

•	Finance costs were $1.9 million for the third quarter of 2021 compared to $0.8 million for the third quarter of 2020, as a result of the long-term debt issuances in the third quarter of 2020.

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Net loss from continuing operations, net of taxes was $9.7 million for the third quarter of 2021 compared to $11.3 million for the third quarter of 2020. The decrease in loss was mainly due to the gain on the change in fair value of the warrant liability of $5.1 million and a foreign exchange gain of $1.3 million which exceeded the increases in R&D, administration expenses and finance costs.

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Gain on Sale of Subsidiaries was $129.8 million for the third quarter of 2021 compared to nil in 2020, as a result of the sale of the Priority Review Voucher (“PRV”) for gross proceeds of $132.9 million (USD 105 million) and the proceeds received on the sale of our subsidiary Prometic Bioproduction Inc. (“PBP”) in July 2021.

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Loss from discontinued operations was $37.9 million for the third quarter of 2021 compared to $12.0 million in 2020. The increase is primarly due to a payment made by PBT to PBP, which is now under Kedrion S.p.A ownership, of $39.5 million, representing 30% of the net PRV proceeds, for past R&D services. This increase was partially offset by a gain of $2.5 million as a result of a reduction in the term of a lease. In addition, operating expenses were lower by comparison since PBP was only included in the results of the quarter up until the date of sale on July 9, 2021. The Company also had lower operating expenses as a result of the closing of its Rockville, MD, USA facility at the end of 2020.

•	Net income was $82.3 million for the third quarter of 2021 compared to a loss of $23.3 million for the third quarter of 2020.

About Liminal BioSciences Inc.

Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. The Company’s lead small molecule product candidate, fezagepras (PBI-4050), has completed the clinical phase of the Phase 1 MAD clinical trial and the Company is in the process of evaluating the complete PK data set from the phase 1 MAD clinical trial, and expects to complete this analysis before the end of the fourth quarter of 2021. The Company anticipates updating the market on any further development plans for fezagepras during the first quarter of 2022. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

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Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, advancement of Liminal Biosciences’ product candidates, the outcome of the analysis of the Phase 1 multi-ascending dose clinical trial; the potential development of Liminal Biosciences’ R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S.

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Securities and Exchange Commission and Canadian Securities Commissions, including in the Annual Report on Form 20-F for the year ended December 31, 2020, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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